UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 8)*


                               Guilford Mills, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   401794 10 2
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------  ------------------------  ------------------------

 CUSIP No. 401794 10 2               13G                Page 2 of 5 Pages
-------------------------  ------------------------  ------------------------


-----------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles A. Hayes
-----------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                               (a) [ ]
                                                               (b) [ ]

-----------------------------------------------------------------------------

 3   SEC USE ONLY
-----------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-----------------------------------------------------------------------------
                      -------------------------------------------------------
                       5 SOLE VOTING POWER

                          646,485.152
                      -------------------------------------------------------
                       6 SHARED VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY         700,000
                      -------------------------------------------------------
                       7 SOLE DISPOSITIVE POWER
    OWNED BY EACH
REPORTING PERSON WITH    643,295
                      -------------------------------------------------------
                       8 SHARED DISPOSITIVE POWER

                         700,000
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,346,485.152
-----------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.83%
-----------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 5 Pages

Item 1(a).  Name of Issuer:
            ---------------

            Guilford Mills, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            4925 West Market Street
            Greensboro, N.C.  27407

Item 2(a).  Name of Person Filing:
            ---------------------

            Charles A. Hayes

Item 2(b).  Address or Principal Business Office or, if none, Residence:
            ------------------------------------------------------------

            4925 West Market Street
            Greensboro, N.C.  27407

Item 2(c).  Citizenship:
            ------------

            United States of America

Item 2(d).  Title of Class of Securities:
            -----------------------------

            Common Stock, $.02 Par Value

Item 2(e).  CUSIP Number:
            -------------

            401794 10 2

Item 3.     Not Applicable

Item 4.     Ownership:
            ----------

            (a)   Amount Beneficially Owned:
                  --------------------------

                  1,346,485.152 shares (1) (2) (3)

            (b)   Percent of Class:
                  -----------------

                  5.83%

            (c)   Number of Shares as to which such person has:
                  ---------------------------------------------

                  (i)   Sole power to vote or direct the vote 646,485.152 (1)(2)
                  (ii)  Shared power to vote or direct the vote 700,000 (3)(4)
                  (iii) Sole power to dispose or to direct the disposition of
                        643,295 (1)(4)

                                                              Page 4 of 5 Pages

                  (iv) Shared power to dispose or to direct the disposition of 700,000 (3) (4)

                           (1) Includes 11,250 shares which Mr. Hayes has the right to acquire, under the Guilford Mills, Inc. 1991 Stock Option Plan, beneficial ownership of within 60 days as specified in Rule 13d-3(d)(1), promulgated under the Securities Exchange Act of 1934, as amended.

                           (2) Includes 3,190.152 shares held in Mr. Hayes' account pursuant to the Guilford Mills, Inc. Employee Stock Ownership Plan ("ESOP").

                           (3)  Includes  700,000  shares held by a family
                                limited   partnership  (the "FLP").   Mr.
                                Hayes  has  a  membership  interest  in  a
                                limited  liability  company  (the "LLC"),
                                whose other  members are all  relatives of
                                Mr.  Hayes,   which  serves  as  the  sole
                                general partner of the FLP.

                           (4) Mr. Hayes has neither sole nor shared dispositive power with respect to shares held in his ESOP account.

Item 5.     Ownership of Five Percent or Less of a Class:
            --------------------------------------------

            Not Applicable

Item 6.     Ownership of more than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

            Subject to the terms of the limited partnership agreement of the FLP, (i) the FLP has the right to receive dividends from, and the proceeds from the sale of, the securities held by the FLP and (ii) the LLC has the power to direct the distribution of the assets in the FLP, including dividends from, and the proceeds from the sale of, the securities held by the FLP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
            Company:

            Not Applicable

Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Not Applicable

                                                             Page 5 of 5 Pages

Item 9.     Notice of Dissolution of Group:
            -------------------------------

            Not Applicable

Item 10.    Certification:
            --------------

            Not Applicable


Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          February 12, 1999
                                          -------------------------------
                                          Date

                                          /s/ Charles A. Hayes
                                          -------------------------------
                                          Signature

                                          Charles A. Hayes
                                          -------------------------------
                                          Name